Phone:	212.885.5205
Fax:	212.885.5001
Email:	margaret.murphy@blankrome.com

November 15, 2022

VIA EDGAR CORRESPONDENCE

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spirit of America Investment Fund, Inc. SEC File Nos. 333-27925/811-08231

Dear Ladies and Gentlemen:

On behalf of the Spirit of America Investment Fund, Inc. (the “Company”), attached herewith for filing pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended, please find Post-Effective Amendment No. 74 to the Company’s Registration Statement on Form N-1A (“PEA No. 74”). PEA No. 74 is being filed to register a new series of the Company, Spirit of America Utilities Fund, and it does not affect the currently effective prospectuses and statements of additional information for other series and classes of the Company not included therein.

Questions concerning PEA No. 74 may be directed to Margaret M. Murphy at (212) 885-5205.

Very truly yours,

/s/ Margaret M. Murphy

Margaret M. Murphy